Exhibit 99.1

ReneSola Announces Change in CFO Transition Plan

Shanghai, China, March 2, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced one of its independent directors and a member of compensation committee and nominating and corporate governance committee, Mr. Weiguo Zhou, has been appointed interim Chief Financial Officer, effective immediately. Mr. Zhou succeeds Maggie Ma, whose resignation was effective February 28. Mr. Zhou will step down as an independent director during the period he serves as interim Chief Financial Officer and remain a director of the board of directors and a member of compensation committee and nominating and corporate governance committee.

The Company had previously announced that Ms. Cindy Chen would join ReneSola to succeed Ms. Ma. Ms. Chen withdrew her acceptance of the role for her health reason.

Mr. Weiguo Zhou had been our independent director since March 2016. Mr. Zhou has extensive background in corporate finance. He was a long term investment banker, who worked twelve years for investment banking divisions at various investment banks including Goldman Sachs Group company in Beijing, Credit Suisse Founder in Beijing and Credit Suisse in Hong Kong, Deutsche Bank in Hong Kong and Tokyo. Mr. Zhou has deep knowledge in the capital markets and the solar industry as well. During his investment banking career, his major industry coverage was renewable energy from 2006. He also has rich experience in venture capital investment at various industry sectors including renewable energy. Mr. Zhou obtained his bachelor’s degree in economics (major in accounting) from University of Tokyo in 2000.

The Company is continuing its search for a permanent CFO.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com